HUNTON & WILLIAMS LLP BANK OF AMERICA PLAZA SUITE 4100 600 PEACHTREE STREET, N.E. ATLANTA, GEORGIA 30308-2216 TEL 404 • 888 • 4000 FAX 404 • 888 • 4190
DAVID M. CARTER Direct Dial: 404-888-4246 EMAIL: dcarter@hunton.com FILE NO: 24705.010101
April 19, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Tangela Richter

Branch Chief

Division of Corporation Finance

Massey Energy Company

Registration Statement on Form S-4

Amendment No. 1 filed March 3, 2006

Registration No. 333-131415

Dear Ms. Richter:

As counsel to Massey Energy Company, a Delaware corporation (the “Company”), we are transmitting herewith for filing pursuant to the Securities Act of 1933, as amended, Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-4 (Registration No. 333-131415) (the “Registration Statement”), together with exhibits thereto, along with the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated March 17, 2006, to Mr. Thomas J. Dostart, Vice President, General Counsel and Secretary of the Company. Amendment No. 2 has been marked to reflect changes made to Amendment No. 1 to the Registration Statement filed with the Commission on March 3, 2006. Such changes have been made in response to the Staff’s comments and to update certain information.

Set forth below are the responses of the Company to the comments of the Staff. For ease of reference, each Staff comment has been reproduced in its entirety in italics, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company. All references below to specific paragraphs, pages and captioned sections are to Amendment No. 2.

Securities and Exchange Commission

April 19, 2006

Material United States Federal Income Tax Considerations, page 68

1.	Revise to clearly state that the disclosure under this caption is the opinion of your counsel. The disclosure that in counsel’s opinion the statements contained therein are “correct in all material respects” is not sufficient in this regard.

Response

In response to the Staff’s comment, we have revised the disclosure on page 67 to state that the disclosure under “Material United States Federal Income Tax Considerations” is the opinion of Hunton & Williams LLP.

2.	Remove statements, such as “[t]he following general discussion summarizes material U.S. federal income…,” and “[t]his discussion is a summary for general information.” Investors are entitled to rely on the disclosure in this section.

Response

In response to the Staff’s comment, we have revised the disclosure on page 67 to remove the statements referred to in Staff comment 2.

Exhibit 5.1

3.	We note that the registrants of the guarantees are incorporated in West Virginia, Virginia, and Kentucky. The opinion must be revised to indicate that your counsel’s opinion relating to the guarantees is based on the laws of West Virginia, Virginia, and Kentucky.

Response

In response to the Staff’s comment, Amendment No. 2 includes the revised opinion of Hunton & Williams LLP as Exhibit 5.1 and the opinions of Kymberly T. Wellons, Esq., Senior Corporate Counsel and Assistant Secretary of the Company, and Shane M. Harvey, Esq., Senior Corporate Counsel and Assistant Secretary of the Company as Exhibit 5.2 and 5.3, respectively.

Securities and Exchange Commission

April 19, 2006

Exhibit 8.1

4.	Revise to indicate clearly that the disclosure in the registration statement is the opinion of counsel. The sentence indicating that counsel is of the opinion that the statements in the registration statement are correct in all material respects is not sufficient in this regard.

Response

In response to the Staff’s comment, Amendment No. 2 includes the revised opinion of Hunton & Williams LLP as Exhibit 8.1.

5.	Please remove the statement that “this opinion letter is solely for the information and use of the addressee” and that it “may not be distributed, relied upon for any purpose by any other person, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without [y]our express written consent.”

Response

In response to the Staff’s comment, Amendment No. 2 includes the revised opinion of Hunton & Williams LLP as Exhibit 8.1.

* * * * *

Please direct any further questions or comments you may have regarding this filing to the undersigned at (404) 888-4246 or W. Lake Taylor, Jr. at (804) 788-8563.

Sincerely,

/s/ David M. Carter

David M. Carter

Enclosure

cc:	Thomas J. Dostart, Esq.

Richard R. Grinnan, Esq.

W. Lake Taylor, Jr., Esq.